Exhibit 99.1

Stellar Biotechnologies Presenting Today at 2014 TSX Venture 50® Spotlight Event

PORT HUENEME, CA, (April 1, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced that the company is presenting today at the 2014 TSX Venture 50® Spotlight Event being held in Calgary, Canada.

Stellar was recently ranked as the top company across all five industry sectors of the 2014 TSX Venture 50®, an exclusive listing of the highest performing companies on the TSX Venture Exchange.

The TSX Venture 50® Spotlight event is attended by the TSX Venture 50® corporations, portfolio managers, analysts, and members of the investment community.

Frank Oakes, President and CEO of Stellar Biotechnologies, Inc., will provide an overview of the company’s focus in the immunotherapy arena with its world-leading technology in Keyhole Limpet Hemocyanin (KLH) protein.

“Being ranked as a top company on the TSX Venture Exchange signals strong public market endorsement of Stellar’s strategy and achievements,” said Mr. Oakes.  “We are focused on growth opportunities that will further strengthen our position and expand our growth potential.”

Read about the 2014 TSX Venture 50®:

http://www.tmxmoney.com/en/research/tsxventure50.html

TSX Venture 50® is a trademark of TSX Inc. and is used under license.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.